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For Immediate Release	News Release
April 2, 2007	Trading Symbol TSX - PDL
AMEX - PAL

North American Palladium expands mineral resource
At LDI Offset High Grade Zone

This news release contains forward-looking statements. Reference should be made to
“Forward-looking Statements” at the end of this news release

Toronto, Ontario — North American Palladium Ltd. (“NAP”) through its wholly-owned subsidiary Lac des Iles Mines Ltd., is pleased to report an updated mineral resource estimate for its Offset High Grade Zone located at the Lac des Iles Mine in northwestern Ontario.

The Offset High Grade Zone (OHGZ) was first identified in 2001 and is located some 250 metres to the southeast of the High Grade Roby Zone which is currently being mined. To date, the OHGZ hosts more than three times the tonnage of the High Grade Roby Zone and remains open along strike to the north, south and at depth.

In 2006 a successful $3.3 million infill drilling program from surface on the OHGZ permitted the upgrade of a portion of the known Inferred Resource into the Indicated category while also demonstrating good continuity of significant widths with increased copper and nickel grades in comparison to that encountered in the Roby High Grade Zone. (Details of these results have been disclosed in press releases dated September 14 and March 2, 2006.) As a result, the following updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. In comparison with the previous Inferred Mineral Resource estimate at year end 2005, over 3.2 million tonnes have been upgraded to the Indicated Resource category.

Zone	Tonnes (‘000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	PdEq (g/t)
Indicated Resources
Offset High Grade Zone	1,585	6.63	0.45	0.51	0.139	0.156	9.97
Footwall Roby Zone	1,653	4.31	0.32	0.28	0.104	0.111	6.58
Total Indicated Resources	3,239	5.45	0.38	0.39	0.121	0.133	8.24
Inferred Resources
Offset High Grade Zone	9,498	5.67	0.39	0.38	0.109	0.129	8.40
Footwall Roby Zone	3,296	4.05	0.34	0.34	0.104	0.109	6.45
Total Inferred Resources	12,794	5.25	0.38	0.37	0.108	0.124	7.90
* Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
* Mineral Resources are estimated at a palladium equivalent (PdEq) grade of 3.6 g/t
* PdEq = Pd (g/t) + 2.49 x Pt (g/t) + 1.38 x Au (g/t) + 2.72 x Cu (%) + 7.35 x Ni (%)
Note: Numbers in the table may not add up due to rounding

In April 2007 NAP plans to commence a drilling program from an exploration drift to allow further definition drilling of the upper portion of the OHGZ. Based on its experience with the mineralization at Lac des Iles, NAP believes that the potential to extend the limits of the OHGZ mineralization and increase the size of the mineral resource in this zone is excellent.

The modeling was accomplished by constructing a solid model that was built from interpretations on equally spaced cross sections using a cut-off grade of 3.6 g/t palladium equivalent (PdEq). The cut-off grade was developed from the cost estimates prepared in the feasibility study completed in 2003 for the High Grade Roby Zone and were amended to reflect the greater depth and assumption of the eventual conversion from extraction by means of truck haulage via ramp access to shaft hoisting and are based on a mining rate of 2,000 tonnes per day. The cut-off grade includes a 5% cost escalation from the 2003 feasibility study to year end 2006.

On this basis, Scott Wilson Roscoe Postle Associates Inc. arrived at an operating cost of $41.39/tonne milled and an incremental mining cost of $25/tonne, representing 60% of the operating cost. The mineral resources are estimated assuming an average long-term palladium price of US$300 per ounce and includes by-product metal credits of platinum (US$875/oz), gold (US$500/oz), copper (US$1.50/lb) and nickel (US$7.00/lb).

The solid model was subsequently used to construct a grade-block model of the mineralization. Modeling of the deposit was carried out by Mr. Richard E. Routledge, M.Sc(A)., P. Geo. of Scott Wilson Roscoe Postle Associates Inc. who has reviewed the contents of this press release. Mr. Routledge is independent of North American Palladium Ltd. and Lac des Iles Mines Ltd. and is the author of the Technical Report entitled “Technical Report on the Resource Estimate for the Offset Zone at Lac des Iles Mine, Ontario” dated February 23, 2007. Preparation of the mineral resource estimate was made in accordance with the principles outlined in the CIMM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines as adopted by the CIM Council on November 23, 2003 and were classified according to the definitions contained in the CIMM Definition Standards for Mineral Resources and Mineral Reserves prepared by the Standing Committee on Reserve Definitions as adopted by the CIM Council on December 11, 2005.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The aforenoted tables use the terms "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions. This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “expect”, “will”, “continue”, “believe” and other similar expressions, as they relate to the Company or its management, and are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at April 1, 2007; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms; (4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine, and surrounding region. Other assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties”. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

North American Palladium’s Lac des Iles Mine is Canada’s foremost primary producer of palladium and is among the largest open-pit/underground palladium mining operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Project in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.

For further information, please contact:
Reno Pressacco, Vice-President Exploration and Development
Tel: (416) 360-7971 ext. 224
Email: rpressacco@napalladium.com
Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-7971 ext. 226
email: dyoshimatsu@napalladium.com